UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-238089

Nutrition & Biosciences, Inc.

(Exact name of registrant as specified in its charter)

974 Centre Road, Wilmington, Delaware 19805, (302) 774-3034

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Effective as of February 1, 2021, Neptune Merger Sub I Inc., a wholly owned subsidiary of International Flavors & Fragrances Inc., merged with and into Nutrition & Biosciences, Inc. (such transaction, the “Merger”), with Nutrition & Biosciences, Inc. surviving the Merger as a wholly owned subsidiary of International Flavors & Fragrances Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nutrition & Biosciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 8, 2021	By:	/s/ Jennifer Johnson
	Name:	Jennifer Johnson
	Title:	Vice President, Secretary